Parlay Entertainment Inc.	Las Vegas From Home.com Entertainment Inc.
Symbol: PEI. TSX Venture Exchange	Symbols: LVH .TSX Venture Exchange LVFHF.OTC Bulletin Board LVH .Berlin Stock Exchange

January 12, 2006.

Las Vegas From Home.com Entertainment Inc. Expands into Internet Bingo on Parlay Software

Action Poker Gaming Inc. to offer free-play and pay-for-play bingo in North America under its related brands.

VANCOUVER, Canada – January 12, 2006 – Parlay Entertainment Inc. (TSXV: PEI), the world’s leading supplier of Internet bingo solutions and Las Vegas From Home.com Entertainment Inc. (“LVFH”) (TSXV:LVH), a developer, licensor and operator of online multi-player games, are pleased to jointly announce LVFH’s expansion into Internet bingo.

Through LVFH’s wholly-owned licensed subsidiary Action Poker Gaming Inc. (“APG”), the Company will launch an online bingo network in Q1 2006. This initiative will expand APG’s gaming options and move the Company closer to its goal of becoming a fully integrated online gaming operator offering a full suite of games.

Subsequent to its expansion into Internet bingo, APG will also launch a Parlay-powered Internet casino, planned for Q2 2006. The new casino games will be designed to take advantage of the conversion opportunities available for poker players who wish to play casino games.

“We believe that Internet bingo represents a terrific opportunity for LVFH as it is still a nascent Internet gaming vertical in terms of market penetration from the consumer standpoint,” said Mr. Jake Kalpakian, President & CEO of LVFH. “It is our plan to build a recognized bingo brand in Canada similar to the TigerGaming brand we established for poker. We believe we have an opportunity to jumpstart such a brand by leveraging our existing database and implementing a targeted marketing campaign aimed specifically at bingo players.”

Mr. Kalpakian adds, “While we remain focused and excited at the prospects of continuing to build our core poker business, we are thrilled about our entry into online bingo. Since there are very few recognized online bingo brands in this fragmented marketplace, we believe the Company has an opportunity to successfully establish itself as a leader.”

“LVFH are truly innovators who we anticipate will blaze a trail with an aggressive free-play bingo marketing strategy and bring new bingo players online,” said Scott White, Parlay Entertainment Inc.’s President & CEO. “We have seen other mainstream marketing efforts help our customers rapidly grow and we are very excited about the prospects for LVFH and APG. As Internet bingo continues to expand, we anticipate that an aggressive free-play marketing campaign coupled with a strategy to convert poker players into Internet bingo players, will build a strong and successful partnership for LVFH and Parlay.”

About Las Vegas From Home.com Entertainment Inc.

LVFH, through its wholly-owned and licensed Antiguan subsidiary, Action Poker Gaming Inc., is a developer licensor and operator of multi-play card games led by TigerGaming.com.

About Parlay Entertainment Inc.

Parlay Entertainment Inc. is the world’s leading developer and dominant licensor of Internet bingo solutions. As the inventor and patent holder of Internet bingo, Parlay is the first company in the world to develop and deploy a commercial Internet bingo product. Parlay Bingo is available in both 75-number and 90-number versions and is complemented by a full suite of lottery and casino games. Our multi-player, multi-platform technology is used to power more online bingo sites than any other software provider in the world. Some of the world’s best-known brands use Parlay Bingo solutions, including Virgin and Yahoo!

Parlay has a seven year proven track record built on the success of our clients: in 2005, more than 2.6 million paying players enjoyed the experience of playing Parlay games on our licensees’ gaming websites. Parlay is headquartered in Oakville, Canada with offices in Bridgetown, Barbados and Valletta, Malta.

United States Patent No. 6,585,590 “Method and system for operating a bingo game on the internet”, with other Patent applications pending in other countries

Contact:

Parlay Entertainment Inc.

Scott White, President & CEO
Ph: +1 (905) 337-6505
Email: swhite@parlaygroup.com

Las Vegas From Home.com Entertainment Inc.

Jake Kalpakian, President & CEO
Ph: +1 (604) 681-0204
Email: jake@lvfh.com

For more information on Parlay solutions and services, please visit www.parlaygroup.com

For more information on LVFH solutions and services, please visit www.lvfh.com

This document may contain statements about expected future events and/or financial and operating results of Parlay Entertainment Inc. and/or Las Vegas From Home.com Entertainment Inc. that are forward-looking. By their nature, forward-looking statements require the companies to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.